United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 2)*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13D	Page 1 of 17 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 984249607	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings I GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 984249607	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings I GP Sub L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 984249607	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 984249607	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS TC Group Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS TC Group CSP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 984249607	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS CSP II General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624,879
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,535,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSONS CSP II Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,701
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 984249607	13D	Page 12 of 17 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2011 (as amended and supplemented to date, the “Schedule 13D”), relating to the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On December 17, 2013, Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. sold $12,659,402 and $440,026.00, respectively, in aggregate principal amount of 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) for cash consideration of $11,757,419.61 and $408,674.15, respectively, in a broker assisted transaction (the “Series A Sale”).

Except as set forth in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the aggregate number and percentage of Common Stock listed opposite its name, based upon 10,931,029 shares of Common Stock outstanding as of November 15, 2013.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	1,624,879	13.3%	0	1,624,879	0	1,624,879
The Carlyle Group L.P.	1,624,879	13.3%	0	1,624,879	0	1,624,879
Carlyle Holdings I GP Inc.	1,624,879	13.3%	0	1,624,879	0	1,624,879
Carlyle Holdings I GP Sub L.L.C.	1,624,879	13.3%	0	1,624,879	0	1,624,879
Carlyle Holdings I L.P.	1,624,879	13.3%	0	1,624,879	0	1,624,879
TC Group, L.L.C.	1,624,879	13.3%	0	1,624,879	0	1,624,879
TC Group Sub L.P.	1,624,879	13.3%	0	1,624,879	0	1,624,879
TC Group CSP II, L.L.C.	1,624,879	13.3%	0	1,624,879	0	1,624,879
CSP II General Partner, L.P.	1,624,879	13.3%	0	1,624,879	0	1,624,879
Carlyle Strategic Partners II, L.P.	1,535,178	12.7%	0	1,535,178	0	1,535,178
CSP II Coinvestment, L.P.	89,701	0.8%	0	89,701	0	89,701

CUSIP No. 984249607	13D	Page 13 of 17 Pages

Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are the record holders of 351,528 and 12,218 shares, respectively, of Common Stock; and $18,950,057 and $1,240,495, respectively, in aggregate principal amount of the of Series B Notes. The amount of Series B Notes includes interest that has been paid in pay-in-kind notes through the date of this Amendment No. 2.

The share ownership reflected in the table above includes (i) 351,528 and 12,218 shares of Common Stock; (ii) 1,183,650 and 77,483 shares of Common Stock issuable upon conversion of the Series B Notes, which includes shares of Common Stock issuable upon conversion of the Series B PIK Notes, in each cases as held by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P., respectively.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group CSP II, L.L.C., which is the general partner of CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

(c)

Item 4 above summarizes the Series A Sale and is incorporated herein by reference.

Except for the Series A Sale, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer in the past sixty days.

(d)

None.

(e)

Not applicable.

CUSIP No. 984249607	13D	Page 14 of 17 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to exhibit 1 to Schedule 13D, filed on December 9, 2011).

CUSIP No. 984249607	13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 16 of 17 Pages

TC GROUP, L.L.C.
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC Group CSP II, L.L.C.
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II General Partner, L.P.
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 17 of 17 Pages

Carlyle Strategic Partners II, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II Coinvestment, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman